Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

December 11, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 199 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence corrects one of the Trust’s prior responses to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 30, 2023, with respect to the Amendment, which includes revisions to the principal investment strategy of the Newday Ocean Health ETF (the “Fund”), a series of the Trust. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

The Trust’s December 7, 2023 response letter incorrectly stated the percentages shown were the Fund’s “current allocation.” However, the percentages in the letter reflect what the Fund’s current allocations would have been had the revised investment strategy been in effect. The comment in question, the original response, and the corrected response are as follows:

Comment in Question: In reviewing the Fund’s sector allocations in May 2023, the Staff noted that the Fund allocated 25.6%, 23.5%, and 23.3% of its assets to the technology, industry, and consumer non-cyclical sectors respectively. Please consider including separate risks under sector risks or separate risk disclosures.

Original Response: The Trust notes that the Fund’s current allocation includes the following large sector allocations:

30% consumer non-cyclical, and 38% industrial. The Prospectus has been supplemented to include relevant sector risk disclosures.

Corrected Response: Presuming that the Fund was currently managed in accordance with the principal investment strategy as stated in the Amendment, the Trust notes that the Fund’s current allocation would include the following large sector allocations:

30% consumer non-cyclical, and 38% industrial. The Prospectus has been supplemented to include relevant sector risk disclosures.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC